545 E. JOHN CARPENTER FREEWAY, SUITE 1300 IRVING, TX 75062 PH: 972-444-4900 F: 972-444-4949 WWW.FELCOR.COM NYSE:FCH

JEFFREY D. SYMES
Senior Vice President
Chief Accounting Officer and Controller

June 18, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	FelCor Lodging Trust Incorporated
Form 10-K for the year ended December 31, 2013
File No. 1-14236

FelCor Lodging Limited Partnership
Form 10-K for the year ended December 31, 2013
File No. 333-39595-01
Ladies and Gentlemen:
On behalf of FelCor Lodging Trust Incorporated and FelCor Lodging Limited Partnership (collectively “FelCor”), we hereby file FelCor's response to comments contained in the letter from the U.S. Securities and Exchange Commission, Division of Corporation Finance; (the “Commission”) dated June 12, 2014. For your convenience, we have repeated each comment prior to the response.
Form 10-K for the year ended December 31, 2013
Item 15. Exhibits and Financial Statement Schedules, page 116
Schedule III - Real Estate and Accumulated Depreciation, page 109

1.
Please provide us with reconciliations of total cost of land, building and improvements, as well as the related accumulated depreciation in Schedule III, to the related amounts on the balance sheet and/or the related amounts in Note 3.

U.S. Securities and Exchange Commission
June 18, 2014

Please see below reconciliation:

Reconciliation of Note 3 to Schedule III
(in thousands)

Information as Included in Note 3:
	December 31,	December 31,
	2013	2012

Building and improvements	$1,833,165	$1,962,164
Furniture, fixtures and equipment	482,628	488,237
Land	234,447	248,614
Construction in progress	32,828	24,847
	2,583,068	2,723,862
Accumulated depreciation	(929,801)	(929,298)
Investment in hotels, net of accumulated depreciation (per Balance Sheet and Note 3)	$1,653,267	$1,794,564

Accumulated Depreciation components:

Accumulated Depreciation - Building and improvements (per Schedule III)	$(698,146)	$(693,114)
Accumulated Depreciation - Furniture, Fixtures and Equipment	(231,655)	(236,184)
Total Accumulated Depreciation (per Balance Sheet and Note 3)	$(929,801)	$(929,298)

Reconciliation of Total Land, Building and Improvements per Note 3 to Schedule III:

Building and improvements (per Note 3)	$1,833,165	$1,962,164
Land (per Note 3)	234,447	248,614
Total Land, Building and improvements (per Note 3)	$2,067,612	$2,210,778
Rounding differences(a)	(4)	(3)
Total Land, Building and improvements (per Schedule III)	$2,067,608	$2,210,775

(a)    Rounding differences will be eliminated in future filings.

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900 F: 972-444-4949
WWW.FELCOR.COM

U.S. Securities and Exchange Commission
June 18, 2014

* * * *

We acknowledge the following:

•	FelCor is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FelCor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the staff have any questions concerning the above responses or desire further information or clarification in connection therewith, he or she should contact me at 972-444-4925.

Sincerely,

/s/Jeffrey D. Symes

Jeffrey D. Symes
Senior Vice President
Chief Accounting Officer and Controller

cc:	Michael C. Hughes, Chief Financial Officer, FelCor Lodging Trust Incorporated
Jonathan H. Yellen, General Counsel, FelCor Lodging Trust Incorporated
Robert W. Dockery, Akin Gump Strauss Hauer & Feld L.L.P.

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900 F: 972-444-4949
WWW.FELCOR.COM